June 17, 2009

U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:           Forum Funds
File Nos. 2-67052 and 811-3023
Post-Effective Amendment No. 251

Ladies and Gentleman:

Pursuant to the Securities Act of 1933, as amended, and Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of Forum Funds (the “Registrant”), is Post-Effective Amendment No. 251 to the currently effective Registration Statement on Form N-1A (the “Amendment”).  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Registrant.

The purpose of the Amendment is to register a new series of the Registrant, the Merk Absolute Return Currency Fund (the “Fund”).  The Fund will offer Investor Shares.

The Registrant has elected that this filing be automatically effective on September 9, 2009, pursuant to Rule 485(a)(2) under 1933 Act.  If you have any questions or comments concerning the foregoing, please call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

Attachments

cc:           David Faherty
   Atlantic Fund Services, LLC